                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

                 [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ]
                   Form 11-K [ ] Form 10-Q and Form 10-KSB [ ]
                                   Form N-SAR
                       For Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

      Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant:  MAXXAM Inc.

      Former name if applicable:  N/A

      Address of Principal
      Executive Office (Street and Number):          5847 San Felipe, Suite 2600
                                                     Houston, Texas  77057

                                     PART II
                             RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |   (a)   The reasons described in reasonable detail in Part III of
           |         this form could not be eliminated without unreasonable
           |         effort or expense;
           |
           |   (b)   The subject annual report, semi-annual report, transition
           |         report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
   |X|     |         portion thereof, will be filed on or before the fifteenth
           |         calendar day following the prescribed due date; or the
           |         subject quarterly report or transition report on Form 10-Q,
           |         or portion thereof, will be filed on or before the fifth
           |         calendar day following the prescribed due date; and
           |
           |   (c)   The accountant's statement or other exhibit required by
           |         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed period.

            On February 12, 2002, Kaiser Aluminum Corporation ("Kaiser"), a 62%
            owned consolidated subsidiary of the Registrant, filed a voluntary petition in the United States Bankruptcy Court for the District of
            Delaware for reorganization under Chapter 11 of the United States
            Bankruptcy Code (the "Code"). A substantial portion of the Company's consolidated assets, liabilities, revenues, results of operations and cash flows, and associated reporting obligations in a number of areas, have historically been attributable to Kaiser. On April 1,
            2002, Kaiser filed a Form 12B-25 with the SEC with respect to its
            Form 10-K for the fiscal year ended December 31, 2001. Kaiser indicated in its filing that senior management of Kaiser and key members of its accounting and finance staff have devoted a substantial portion of their time and effort to matters relating to the preparation of voluntary petitions under Chapter 11 of the Code, the accumulation and reporting of information required by the Code and the Bankruptcy Court, the negotiation of debtor-in-possession financing, and the determination of the impacts of the bankruptcy filing on its financial statements and disclosure requirements.
            Kaiser further related that as a result it was not able to complete the preparation and review process for its Annual Report on Form
            10-K prior to the required filing date. Due to this development, the
            Company is also not in a position to be able to timely file its 2001
            Form 10-K.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and  telephone number of person to contact in regard to this notification:

          Bernard L. Birkel           (713)                 267-3669
               (Name)              (Area Code)         (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the
      Securities Exchange Act of 1934 or section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes    [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           In its Form 12B-25 filing, Kaiser related that it anticipated that certain significant non-recurring charges will be reflected in its
           2001 results, including a non-cash charge associated with providing an increased valuation allowance in respect of the amount of deferred tax assets ("DTA") reflected on the balance sheet at December 31,
           2001. Such non-recurring charges will also be reflected in the
           Company's 2001 results. Kaiser noted that it has re-evaluated the realizability of its DTA consistent with the "more likely than not criteria" established by Statement of Financial Accounting Standards
           No 109 "Accounting for Income Taxes," and anticipates that a non-cash charge will be provided for the entire DTA balance at December 31,
           2001, which was approximately $480 million. The DTA adjustment has no impact on the liquidity, operations or loan compliance of the Company or Kaiser and is not intended, in any way, to be indicative of
           Kaiser's long-term prospects or ability to successfully reorganize.
           Kaiser also indicated in its filing that it is in the process of completing its evaluation of certain long-lived assets for impairment as a result of the Chapter 11 filing and other recent events.

                                   MAXXAM INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:      April 1, 2002                 By:       /S/ BERNARD L. BIRKEL
                                               --------------------------------
                                                       Secretary and
                                               Senior Assistant General Counsel

DATE:      April 1, 2002                 By:      /S/ ELIZABETH D. BRUMLEY
                                               --------------------------------
                                                         Controller